NEWS RELEASE

RepliCel’s Manufacturing Inspected by Japan’s PMDA

After over a year of pandemic-related delays, representatives of Japan’s PMDA, attended at the Company’s contract manufacturing facility, Innovacell, to review the manufacturing of RepliCel’s NBDS cell therapy products

VANCOUVER, BC, CANADA – 28 July 2022 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, is pleased to announce the completion, last week, of an inspection of RepliCel’s NBDS cell therapy manufacturing at its Austrian contract manufacturing facility owned and operated by Innovacell KK (Tokyo, Japan).

The inspection was performed, in accordance with the specifications set out in Japan’s Act for the Safety of Regenerative Medicine (ASRM), by specialists of the Japanese Pharmaceutical and Medical Devices Agency (PMDA) at the request of Japan’s Ministry of Health, Labour & Welfare (MHLW) upon application by RepliCel for certification of its NBDS cell therapy manufacturing.

MHLW manufacturing certification, obtained after successful completion and passing of an inspection by PMDA specialists (as occurred last week), is a precursor to the ASRM-governed clinical studies RepliCel is preparing to conduct in Japan of its two NBDS cell therapies, RCT-01 and RCS-01 for the treatment of chronic tendinopathy and the rejuvenation of aging/sun-damaged skin.

Such certification of RepliCel’s manufacturing would be the first of its kind. Despite having certified facilities in Korea, China and Taiwan, no cell therapy manufacturing facility has yet received such a certification outside of Asia.

“This is another milestone in RepliCel’s First-in-Japan program,” states RepliCel’s President & CEO, R. Lee Buckler. “Our RCH-01 cell therapy was one of the first to be launched into clinical study under Japan’s ASRM pathway. It was also one of the first corporate-sponsored cell therapy, and the first cell therapy developed outside of Asia, to be the subject of an ASRM clinical study.”

“As we prepare for our next-phase clinical studies in Japan,” Buckler continues, “we are building a strong network of support and accomplishments. Our business, clinical and regulatory teams are doing everything needed to ready our programs for clinical evaluation and commercialization in Japan.”

RepliCel’s team in Japan includes:
•	regenerative medicine industry specialists, CJ PARTNERS;
•	clinical research organization, Accerise;
•	globally prominent key opinion leaders engaged as clinical advisors in dermatology and orthopedics in Japan; and
•
the Company’s Senior Strategic Advisor for Japan, Kunihiko Suzuki, one of the leading business pioneers in the Japanese cell therapy industry. Mr. Suzuki has recently been appointed by Japan’s Forum for Innovative Regenerative Medicine (FIRM, Japan’s cell/gene therapy industry organization), as Chair of FIRM’s Specific Process Cells Committee intended to bring increased rigor and industry oversight to the development, manufacture, and commercialization of cell therapies, such as RepliCel’s RCS-01, being clinical tested and commercialized in Japan under country’s ASRM pathway.

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About RepliCel's Skin and Tendon Programs

RepliCel is currently preparing for the clinical testing and commercialization of two cell-based regenerative medicines in Japan - one for skin rejuvenation (RCS-01) and one for tendon regeneration (RCT-01). RepliCel’s partner in Greater China, YOFOTO China Health Company, is currently preparing for phase 2 studies in China of these same therapies in collaboration with RepliCel. Both RCT-01 and RCS-01 have been the subject of successful phase 1 clinical studies.

Both products are the subject of active, ongoing partnership discussions in Japan and have already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel also aims to be the first foreign cell therapy company to obtain manufacturing certification outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 has been the subject of successful safety and dose-finding clinical studies and is now the subject of its third clinical study evaluating efficacy for the treatment of male and female hair loss due to androgenetic alopecia. This ongoing study is being funded by Shiseido Company Limited pursuant to a license agreement which has now been terminated but is the subject of an arbitration regarding Shiseido’s rights to the product for Asia. RepliCel maintains the undisputed rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device (DermaPreciseTM) and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the DermaPrecise™ device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe. Please visit replicel.com for additional information.

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      Notable Facts:

•	RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents.

•
RepliCel now has key strategic regional partners each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

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